UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

      Tapestry, Inc.
(Exact name of registrant as specified in its charter)

Maryland	1-16153	52-2242751
(State of	(Commission File Number)	(IRS Employer
Incorporation)		Identification No.)

  10 Hudson Yards, New York, NY 10001
(Address of principal executive offices) (Zip Code)

Todd Kahn (212) 946-8400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Tapestry, Inc. (“Tapestry”) has filed this Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, because, during the calendar year ended December 31, 2019, Tapestry contracted to manufacture certain products that contained “conflict minerals” necessary to their functionality or production. Conflict minerals are defined by the Securities and Exchange Commission as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. Based on a reasonable country of origin inquiry, Tapestry performed additional due diligence and filed a Conflict Minerals Report.

Information concerning necessary conflict minerals from recycled or scrap sources that may be contained in Tapestry’s in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

The Conflict Minerals Report, filed as Exhibit 1.01 hereto, is also publicly available at: www.tapestry.com/investors/ under the Conflict Minerals Policy section. The information maintained or referenced on Tapestry’s or any of its brands’ websites is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Items 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as described in Items 1.01 and 1.02 of this Form SD, for the calendar year ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TAPESTRY, INC

By:	/s/ Todd Kahn	May 29, 2020
Todd Kahn
President, Chief Administrative Officer & Secretary